Exhibit (a)(2)

August 31, 2020

Dear Stockholder:

On behalf of the board of directors of Pfenex Inc. (“Pfenex”), I am pleased to inform you that on August 10, 2020, Pfenex agreed to be acquired by Ligand Pharmaceuticals Incorporated (“Ligand”), pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) by and among Pfenex, Ligand and Pelican Acquisition Sub, Inc., a wholly-owned subsidiary of Ligand (“Purchaser”). Purchaser has today commenced a tender offer to purchase all outstanding shares of common stock of Pfenex at a price of $12.00 per share, in cash (the “Cash Portion”), plus one non-transferable contractual contingent value right per share which represents the right to receive a contingent payment of $2.00 in cash upon the achievement of a certain milestone (the “CVR Portion”, and together with the Cash Portion, the “Offer Price”), without interest, subject to any required withholding taxes and upon the terms and subject to the conditions of the Merger Agreement (the “Offer”).

After successful completion of the Offer, Purchaser will be merged with Pfenex (the “Merger”), and any Pfenex common stock not purchased in the Offer (other than shares held by Pfenex, Ligand or Purchaser or shares with respect to which appraisal rights are properly exercised under Section 262 of the Delaware General Corporation Law if certain other conditions and statutory requirements are met) will be converted into the right to receive the Offer Price. The Offer is scheduled to expire at midnight (New York City time) at the end of the day on Tuesday, September 29, 2020, unless earlier terminated or extended in certain circumstances as required or permitted by the Merger Agreement. As more fully set forth in the Merger Agreement, the Offer is conditioned upon, among other things, there being validly tendered and not validly withdrawn a number of shares of Pfenex common stock that, together with the shares then owned by Ligand or Purchaser, if any, represent at least a majority of all then outstanding shares of Pfenex common stock (determined in accordance with the Merger Agreement).

On August 10, 2020, the board of directors of Pfenex unanimously: (1) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Pfenex and its stockholders, (2) determined that it is in the best interests of Pfenex and its stockholders, and declared it advisable, to enter into the Merger Agreement, (3) approved the execution and delivery of the Merger Agreement by Pfenex, the performance by Pfenex of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other transactions contemplated in the Merger Agreement, and (4) resolved to recommend that the holders of shares of Pfenex common stock accept the Offer and tender their shares of Pfenex common stock to the Purchaser pursuant to the Offer.

Accordingly, and for the other reasons described in more detail in the enclosed copy of Pfenex’s solicitation/recommendation statement, the board of directors recommends that Pfenex stockholders accept the Offer and tender their shares of Pfenex common stock pursuant to the Offer.

The solicitation/recommendation statement contains additional information relating to the transactions contemplated by the Merger Agreement, including a description of the reasons for the Pfenex board of directors’ recommendations described above. Also enclosed are Purchaser’s Offer to Purchase, dated August 31, 2020, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the Pfenex board of directors, we thank you for your support.

Sincerely,

Evert B. Schimmelpennink

Chief Executive Officer & President